July 19, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Comment Letter Dated June 13, 2005
Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 31, 2005
Form 10-K/A for Fiscal Year Ended December 31, 2004, Filed April 29, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005, Filed May 10, 2005
File No. 0-32261

Ladies and Gentlemen,

On Friday, July 15, 2005 we responded to your comment letter though an Edgar correspondence filing. At that time the company was in the process of compiling and responding to the engineering requests pursuant to questions seven and eight of your letter. Our response on July 15, 2005 indicated that we would respond to those two questions under separate cover the week of July 18, 2005. Set forth below are the responses of the Company to comments seven and eight of the staff of the Securities and Exchange Commission (the “Staff”) in the comment letter of the Staff dated June 13, 2005. For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.

Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended, due to the confidential nature of the information requested we have provided supplemental documentary material (the “Confidential Material”) under separate cover and have requested that the Confidential Material be returned to the undersigned promptly following completion of the SEC’s review of the Confidential Material. No request for confidential treatment is being made with respect to this Response Letter. The Confidential Material provided under separate cover consists of Schedules C, D, E and F and the Ryder Scott Company and RPS Troy-Ikoda reserve reports referred to in this letter below.

Engineering Comments

Our Business Strategy, page 6

7.	We note your statement, “From the inception of operations through March 25, 2005, we have successfully brought to production 37 out of 38 projects from previously undeveloped reservoirs, a 97% success ratio.” Please furnish us with a spreadsheet comparison between the pre-drill gross proved undeveloped reserves for each of these 37 projects and the current gross proved estimated ultimate recovery for these same projects. Reconcile the gross figures to your disclosed net volumes. Explain any obviously large differences between pre-drill and post-drill figures. Specifically address whether 3-D seismic interpretation was used to estimate proved reservoir dimensions. Include the original projected PUD drill dates and capital costs and the actual capital expenditures and spud dates. You may contact us for assistance in this or any other matter.

Response: ATP Oil & Gas Corporation is engaged in the acquisition, development and production of natural gas and oil properties in the Gulf of Mexico and the North Sea. We primarily focus our efforts on oil and natural gas properties where previous drilling has encountered reservoirs that appear to contain commercially productive quantities of oil and natural gas. Many of these properties contain proved undeveloped reserves, oftentimes developed by ATP as one-well fields. A typical development could be a re-entry of an existing well, a sidetrack of an existing well to achieve a better reservoir take point, or the drilling of a new well. We typically initiate new development projects by simultaneously obtaining the various required components such as the pipeline and the production platform or subsea well completion equipment.

Under separate cover we have provided Schedule C for your review which lists all 38 properties, their year of acquisition and the date 37 of the properties were brought to initial production as a result of our development operations. This schedule demonstrates ATP’s strategy of acquiring proved undeveloped offshore properties, expeditiously developing them to producing properties, and minimizing development time from acquisition date to production date.

We have also separately provided Schedule D which includes the comparison of pre-drill reserves to the current gross proved estimated ultimate recovery for each of these projects as requested in this comment. This schedule also includes the comparison of original projected PUD drill dates and capital costs to the actual spud dates and capital costs as requested in this comment. Additionally, we have separately provided Schedule E which is provided to reconcile gross reserves to the disclosed net volumes as requested in this comment.

In fields where 3-D seismic is available, the use of the 3-D data is employed in providing guidance associated with lateral extent above the lowest known hydrocarbon as seen in a well penetration. Seismic data was tied to well control to develop structure maps on the top of the effective reservoir for mapping purposes. Seismic data may have been utilized for reservoir description regarding the lateral continuity of penetrated reservoir interval. Specifically, the data was used to delineate heterogeneities such as faults and potential stratigraphic variations which might result in compartmentalization or segmentation. The assessment of proved reserves was limited to those thicknesses as penetrated by wells within the reservoir; however, seismic was utilized as a guide to the lateral distribution in areas away from well control where the seismic data would indicate a reduction in the reservoir thickness was appropriate.

Oil and Natural Gas Reserves, page F-27

8.	We note that 78% of your disclosed proved reserves are undeveloped. Please submit to us the petroleum engineering reports – in hard copy and electronic spreadsheet format – you used as the basis for your year-end 2004 proved reserve disclosures. The report should include one-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production and anticipated capital costs – including abandonment – for your proved undeveloped properties.

Response: ATP’s reserve reports are prepared by Ryder Scott Company for its US and Dutch reserves and by RPS Troy-Ikoda for its UK reserves. We have separately provided these third party reports in hardcopy and electronic format on a data CD. The one line summaries requested in this comment and the electronic reserve reports have been prepared from ATP’s internal software, but were derived utilizing data provided directly from the above mentioned sources. The company prepared the summaries using our internal software because Ryder Scott Company and RPS Troy-Ikoda do not provide the company the summaries in the format requested in this comment. The one line summaries have been provided separately as Schedule F.

If you have any questions or comments, please call me at 713-403-5514.

Sincerely,
ATP Oil & Gas Corporation

/s/ Albert L. Reese, Jr.
Albert L. Reese, Jr.
Chief Financial Officer